BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEWPORT BEACH	Two Embarcadero Center, 28th Floor San Francisco, California 94111-3823 TELEPHONE (415) 984-8700 FACSIMILE (415) 984-8701 www.omm.com	NEW YORK SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

May 5, 2010

VIA EDGAR AND FEDERAL EXPRESS

Ms. Kathryn McHale
Attorney Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Mail Stop 4561
Washington, D.C. 20549

Re:	IMH Financial Corporation IMH Secured Loan Fund, LLC Amendment No. 7 to Registration Statement on Form S-4 Filed April 27, 2010 File Nos. 333-164087 and 333-164087-01

Dear Ms. McHale:

On behalf of IMH Financial Corporation (“IMH”) and IMH Secured Loan Fund, LLC (the “Fund” and, together with IMH, the “Company”), this letter provides the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 4, 2010 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-4 (the “S-4”).  For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment.  Where appropriate, we have indicated the page number of the revised disclosure in Amendment No. 8 to the S-4.

Amendment No. 7 to Registration Statement on Form S-4

General

1.	Please tell us when you intend to file a legality opinion and executed versions of the fairness opinion, the tax opinion and the agreement and plan of conversion and contribution.

Ms. Kathryn McHale, May 5, 2010 - Page 2

Response:

The Company plans to include executed versions of the legality opinion, the tax opinion, and the agreement and plan of conversion and contribution, as exhibits to the final amendment to the S-4 prior to the mailing date.  Forms of these agreements are included as Annex A, Exhibit 5.1 and Exhibit 8.1 to the S-4.

2.	Please file written consents of Sutter Securities and ValueScope as exhibits to the registration statement. Refer to Securities Act Rule 436.

Response:

The Company has attached the written consent of ValueScope as Exhibit 23.6 to the S-4, and the written consent of Sutter Securities as Exhibit 23.7 to the S-4.

Summary, page 20

Termination of Selling Agreements, page 27

3.
We note your response to comment 7 in our letter dated April 16, 2010.  Please revise your disclosure to include the information in your response letter.  In particular, please discuss the revised selling agreements and the basis for the determination to issue 200,000 warrants.

Response:

The prior disclosures indicated the Manager's intent to issue warrants in connection with the termination of the selling agreements following consummation of the Conversion Transactions.  However, at this time, there is no such agreement with any broker-dealer with respect to such issuance, or any discussions with respect thereto. Thus, in light of this fact, the Manager has now elected to delete reference to the Manager's intent.  Upon consummation of the Conversion Transactions, the Manager will remain a party to the amended selling agreements. Once the operating agreement is terminated pursuant to the Conversion Transactions, no fees will be payable to the Manager pursuant to the operating agreement, but it is possible that broker-dealers could argue that they should nonetheless continue to be entitled to compensation of some kind. In response to the Staff’s comment, the Company has revised the risk factor entitled “Following the consummation of the Conversion Transactions, we will directly bear expenses that the Manager historically paid.” on pages 52 and 53 of the S-4 to address this uncertainty.

4.
Please tell us, with a view towards revised disclosure, why you have chosen to issue a number of warrants that approximate $1 million in value.  Please discuss whether that amount represents the amount represents the Manager’s estimate of the present value of future payments to be made under the selling agreements, if it was simply derived from the amount forgone by the broker-dealers at the time you executed the revised selling agreements or otherwise.  We note, in that regard, your response to comment 6 in our letter dated April 16, 2010 in which you state that the Manager concluded that the probability or paying, the selling agreements liability is remote.  We also note that it does not appear that the revised selling agreements contemplated the issuance of warrants in exchange for the amounts foregone by the broker-dealers.

Ms. Kathryn McHale, May 5, 2010 - Page 3

Response:

The Company has addressed the Staff’s comment in its response to comment 3.

5.
We note your response to comment 8 in our letter dated April 16, 2010.  We also note that you have filed a form of the selling agreement and a form of the amendment thereto.  Please file an executed version of one of the selling agreements and the same for the amendment thereto.  Please also file a schedule with each of these exhibits identifying the omitted agreements, including the identity of the parties thereto.  Refer to Instruction 2 to Item 601 of Regulation S-K.

Response:

The Company has filed a redacted executed version of one of the selling agreements and a redacted executed version of one of the amendments thereto as Exhibits 10.6 and 10.7 to the S-4.  Due to the commercially sensitive nature of the redacted information contained therein, the Company is submitting unredacted versions of the agreements under separate cover pursuant to a request for confidential treatment under Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. Sec. 200.83].

6.	Please revise to state why the termination of the selling agreements in exchange for warrants of IMH Financial Corporation creates a conflict of interest.

Response:

The Company has addressed the Staff’s comment in its response to comment 3.

Unaudited Pro Forma Condensed Combined Financial Information, page 143

7.
Please address the following regarding your response to our previous comment 6 in our letter dated April 16, 2010 regarding the commission payable liabilities due to broker-dealers as well as the related warrants:

a.
We note your statement on page 27 that “In connection with the Conversion Transactions, IMH Financial Corporation expects to issue in private transactions five year warrants with an exercise price equal to the per-share price of IMH Financial Corporation common stock offered in an initial public offering, or, if no initial public offering is consummated, the closing trading price of IMH Financial Corporation common stock on the first day the stock is listed on a national securities exchange which will become exercisable on the one year anniversary of the consummation of an initial public offering or listing of IMH Financial Corporation common stock on a national securities exchange, for up to an aggregate of 200,000 shares of common stock, or the broker-dealer shares, in exchange for termination of selling agreements with broker-dealers who assisted the Manager in raising equity capital for the Fund and in lieu of paying the broker-dealers a portion of the late fees, penalties or net proceeds received by the Manager pursuant to the Fund’s operating agreement from the sale of foreclosed or related assets of the Fund.  Since you state that you expect to issue these warrants in connection with the Conversion Transactions and as a result of the related termination of the Selling Agreements, tell us in more detail how you determined that the issuance or the warrants was not “directly attributable” to the Conversion Transactions and “factually supportable” pursuant to Article 11-02(b)(6) of Regulation S-X.  Please revise your pro forma presentation accordingly.

Ms. Kathryn McHale, May 5, 2010 - Page 4

Response:

The Company has addressed the Staff’s comment in its response to comment 3.

b.
Specifically, you indicate that you expect to issue these warrants to the broker-dealers even in the absence of an existing liability under the current arrangements.  Tell us the extent to which you believe you have an implicit obligation to compensate the broker-dealers for their previous activity on your behalf, and tell us how you considered any implicit obligation in preparing your pro forma adjustments under Article 11.

Response:

As discussed in the Company’s response to comment 3, the discussion of the potential issuance of warrants to broker-dealers has been removed from the S-4.  The Manager does not believe that it has an implicit obligation to compensate the broker-dealers for previous activity.

Prior to amending the selling agreements, the Manager was obligated to the broker-dealers in the amount of approximately $1 million for trailing commissions due as of that date.  Under the amended selling agreements, the broker-dealers agreed to forego that amount and accept, in lieu of such original obligation, 50% of any “gains” payable to the Manager under the terms of the Fund’s Operating Agreement.  Under the Operating Agreement, the Manager is entitled to 25% of excess gains, fees or default interest collected on behalf of the Fund, but only after payment to the Fund of its original investment plus any contractual interest due at the original note rate through the date of disposition (regardless of income-earning status of the loans).

Ms. Kathryn McHale, May 5, 2010 - Page 5

Based on the number of loans in non-accrual status at this time and the 55.6% overall portfolio write-down, the Manager considers the probability that it (and, correspondingly, the broker-dealers) will earn or collect any “gains”, as defined under the Operating Agreement, to be remote and unlikely, since the current fair value of the real estate owned and the underlying collateral for such loans does not provide a reasonable basis to expect such gains to be realized.  As a result, the contingent obligation to the broker-dealers, if any, is undeterminable as well as remote, and, therefore, no liability was recorded in the Manager’s consolidated financial statements for this contingent obligation.

In preparing the pro forma adjustments, the Company considered all adjustments that were directly attributable to the Conversion Transactions, factually supportable, and expected to have a continuing impact. The contingent obligation under the existing selling agreements was not reflected in the Manager’s historical financial statements as of December 31, 2009 for the reasons stated above, and no adjustment was made for this item in the pro forma financial statements as it is unrelated to the Conversion Transactions.

c.
To the extent that you are able to support that the issuance of the warrants is not “directly attributable” to the Conversion Transactions, please revise the narrative introductory disclosure to your pro forma information to discuss the contingent “trail” commission payable liabilities due to broker-dealers you referred to in both your response to our previous comment 6 and as disclosed in Note 5 of the Manager’s financial statements as well as the expected issuance of the warrants as compensation for the termination of the Selling Agreements.  In your revised pro forma disclosure, please clarify that the amounts are not reflected in the historical financial statements and are not given pro forma effect and briefly disclose the reason(s) why not.

Response:

The Company has addressed the Staff’s comment in its response to comment 3.

Management’s Discussion and Analysis of IMH Secured Loan Fund LLC

Selection of Single Best Estimate of Value for Loan Portfolio, page 201

8.
We note your response to previous comment 3.b of our letter dated April 23, 2010.  Related to the second bullet of that comment, please revise your disclosure to more clearly state that the third-party offers used to determine the fair value of some of the 14 loans referred to on page 202 were significantly in excess of (i.e., sometimes more than two or three times) the valuation ranges obtained from Cushman & Wakefield.

Ms. Kathryn McHale, May 5, 2010 - Page 6

Response:

The Company has revised pages 201 and F-37 of the S-4 in response to the Staff’s comment.

Real Estate Owned Asset Valuation, page 205

9.
We note your response to previous comment 3.a of our letter dated April 23, 2010, including your revised disclosures on page 206.  Related to the second bullet of that comment, please revise your disclosure to more clearly address the fact that there is significant development yet to be performed on the assets in order to achieve the undiscounted cash flows assumed in the projections used.  Even though you may not be contractually obligated to provide funding for certain development of many properties, we believe disclosure of this possible funding obligation provides added transparency in understanding the development necessary to achieve the valuations used in your impairment testing.

Response:

The Company has revised pages 205 and F-49 of the S-4 in response to the Staff’s comment.

Comparison of Rights of Holders of IMH Secured Loan Fund..., page 271

Appraisal Rights, page 283

10.
Please revise your disclosure on page 287 to clarify, if true, that the estimated value of the equity being received by the Manager of approximately $17 million is derived from the net asset value of the Fund as of December 31, 2009.

Response:

The Company has revised the S-4 to clarify that the $17 million reflects the portion of the net asset value of the Fund attributable to the Manager.

11.
It appears that your conclusion that there will be no “significant adverse change” in “Manager compensation” is based in part on the expectation that the Manager would have continued to generate net earnings but for the elimination of the Manager in the Conversion Transactions.  If so, please revise your disclosure to state this expectation and why you believe this expectation is reasonable, particularly given the financial condition and recent results of operations of the Fund and the Manager.  Please also address whether a negative deviation from this expectation would have an impact on your “Manager compensation” analysis.

Ms. Kathryn McHale, May 5, 2010 - Page 7

Response:

The Manager's conclusion is not based on the expectation that the Manager would have continued to generate net earnings, because the Manager does not consider the issuance of equity interests in IMH Financial Corporation to acquire the Manager and Holdings to constitute "Manager compensation" for the reasons discussed in the S-4.

The Manager has nonetheless evaluated whether, if the issuance of equity to the equity holders of the Manager and Holdings was assumed to be "Manager compensation", such acquisition would result in a "significant adverse change" in "Manager compensation". For the reasons set forth in the S-4, the Manager does not believe that the acquisition of the Manager and Holdings would result in a "significant adverse change" in "Manager compensation".  The Manager's expectations regarding the fees that would be paid or retained by the Manager (regardless of the consummation of the Conversion Transactions), however, are among the factors considered by the Manager in its determination that the Conversion Transactions are fair to the members of the Fund.  Although the commercial real estate market declined substantially in late 2007, the broader economy entered a recession in late 2008 and the results of operations of the Manager and the Fund have been adversely affected as a result, the Manager now believes that there are significant opportunities emerging as a result of repricing in the market, as discussed under the heading entitled "Business--Industry Dynamics and Market Opportunities" in the S-4.  The Manager's projections are based in part on its expectations of how these trends and IMH Financial Corporation's ability to capitalize on them will affect the business of the Fund and the Manager.  As discussed under the heading entitled “Fairness Opinion of Sutter Securities--Financial Analyses”, the Manager’s projected annual revenues assume asset turnover every one to three years on assets other than nonperforming assets and real estate owned assets, origination points of 3% and 4%, and net proceeds from an initial public offering of zero, $75 million and $150 million, less 8% underwriting fees and expenses. The projected annual revenues ranged from $2.3 million to $4.9 million with a 3-year average asset turnover, $3.0 million to $6.8 million with a 2-year average asset turnover, and $5.1 million to $12.3 million with a 1-year average asset turnover. The Manager's projections of compensation for the Manager (or another manager) for the years ending December 31, 2010, 2011 and 2012 if IMH Financial Corporation had an external Manager paid at a rate customary in the industry, assumed a base management fee of 1.5% and a performance based fee of 20% of earnings above an 8% return, assumed net proceeds from an initial public offering of zero, $75 million or $150 million, and assumed distributions to stockholders were zero or 75% of earnings after a 10% management bonus. Income for the Manager based on these assumptions with a zero, $75 million or $150 million initial public offering was approximately $0.1 million, $1.3 million and $2.7 million, respectively, in 2010, $2 million, $5 million and $8 million, respectively, in 2011, and $7 million, $10 million and $14 million, respectively, in 2012. Sutter Securities reviewed these projections in connection with its issuance of a fairness opinion on the Conversion Transactions.

Ms. Kathryn McHale, May 5, 2010 - Page 8

The Manager does not have the benefit of hindsight in determining whether actual future results will deviate either positively or negatively from its expectations.  The Manager's view with respect to whether there will be no "significant adverse change" in "Manager compensation" under the Operating Agreement is necessarily based on information available to the Manager at the time of such determination.  Accordingly, the Manager does not believe that the mere possibility of an unanticipated future negative deviation from its expectations would change its assessment as of the time of making the assessment.  Even if the Manager were to assume such an unanticipated future negative deviation in net income (which the Manager does not believe is the correct analysis), there would not necessarily be a "significant adverse change" because (i) the Manager's results of operations increase and decrease based on the Fund's results of operations, and (ii) a decrease in the value of IMH Financial Corporation resulting from its future performance would correspondingly decrease the value of the equity interests being issued to the Manager in IMH Financial Corporation (and vice versa).  Moreover, because the Manager believes that listing the shares of IMH Financial Corporation on a national securities exchange and raising of additional proceeds is important to the future success of IMH Financial Corporation, if IMH Financial Corporation fails to achieve both of these goals, approximately 90% of the equity interests issued to the equity holders of the Manager and Holdings will be subordinated to other stockholders in the amount of $730 million in the event of a liquidation.  In other words, if the Manager does not achieve these goals and liquidates for less than $730 million, the Manager and Holdings will receive no distributions from such liquidation (and if such interests were viewed as "Manager Compensation", the equity holders of the Manager and Holdings would receive less than 1% of any such distribution in this adverse scenario).

For the reasons discussed above and in the S-4, the Manager does not believe the Conversion Transactions result in a "significant adverse change" in "Manager compensation" (regardless of whether the equity interests in IMH Financial Corporation are considered "Manager compensation").

In response to the Staff’s comment, the Company has revised pages 288 and 289 of the S-4.

* * *

The Company has authorized us to advise the Staff that it hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Kathryn McHale, May 5, 2010 - Page 9

For the Staff’s convenience, we will arrange for you to receive separately a copy of Amendment No. 8 to the S-4 that is marked to show cumulative changes from the version that was filed on April 27, 2010.

The Company appreciates the Staff’s comments and request that the Staff contact the undersigned via telephone at (415) 984-8833, or via facsimile at (415) 984-8701, or via e-mail at phealy@omm.com with any questions or comments regarding this letter.

Thank you.

Sincerely,

/s/ Peter T. Healy

Peter T. Healy
of O’MELVENY & MYERS LLP

cc:	Brittany Ebbertt Kevin Vaughn Justin Dobbie